Exhibit 99.1
Dear Stockholder:
RE:	2009 Board of Directors Election
I am pleased to present the official ballot and information needed for your cooperative to cast its votes in the 2009 election of Directors for National Consumer Cooperative Bank, d/b/a NCB
The Board of Directors has set December 31, 2008, as the record date for the determination of stockholders entitled to vote in the 2009 election. The votes allocated to your cooperative based on your business activity with NCB in 2008 are shown on the ballot.
There are six directors on the ballot to fill the four seats on the Board. None of the Directors currently holding those four seats are eligible for re-election, and therefore the ballot presents 6 new candidates. All directors are elected to serve a three-year term.
NCB is continuing the web based ballot in addition to the traditional paper ballot. You have the option of casting your votes either in a paper form by regular mail or electronically via the web. Specific instructions for either method are enclosed. Whichever method you select, the ballots must be received by April 10, 2009.
On behalf of the board of directors, I appreciate your participation and encourage you to cast your ballot. Should you have any questions, please contact Chad Oppenheimer, NCB’s Corporate Secretary, at 202-349-7447.
Sincerely,
Irma Cota
Chair
NCB Board of Directors

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 7, 2009

The 2009 annual meeting of the stockholders of NCB will be held on Thursday, May 7, 2009 at 5:00 p.m., at the National Geographic Society, 1145 17th Street, NW, Washington, D.C.
The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.
For those interested, NCB’s Annual Report will be available at www.ncb.coop on or about May 7, 2009.
Very truly yours,
Chad Oppenheimer
General Counsel and Corporate
Secretary
NCB

2009 Board of Directors
Official Election Ballot
Place an “X” next to any four (4) candidates of your choice.
Jane Garcia, MPH
Low Income
Gail Urbas Ment
Other
Gary A. Officer
Housing
Kenneth A. Rivkin
Housing
Robynn Shrader
Consumer Services
Judy Ziewacz
Other
(No incumbents in 09)
Ballot Instructions
•	Members casting their vote by mail must use this original, Official Election Ballot form, no substitutes will be allowed.

•	Votes should be cast by placing an “X” in the box next to the name of each selected candidate. In the event your selection needs to be changed, please cross out the incorrect selection by drawing a line through the candidate’s name.

•	You may vote for four (4) of the six (6) candidates. Ballots indicating more than four (4) selections will not be counted.

•	Ballots must be cast by an official of the cooperative stockholder in order to be counted.

•	If you are casting this paper ballot, in order to be counted, the ballot must be received by the independent teller, Survey & Ballot Systems, PO Box 46430, Eden Prairie, MN 55344 no later than April 10, 2009. Please use. Please use the self-addressed envelope enclosed with this packet. Hand-delivered ballots will not be counted.
The undersigned officer of the cooperative casting this ballot acknowledges receipt of notification of the National Consumer Cooperative Bank annual meeting and certifies that he/she is authorized to cast ballots on behalf of the cooperative stockholder.

Signature of Authorized Representative	Date

ELECTION OF DIRECTORS
The stockholders are holding an election to elect four directors among the six candidates nominated to fill four vacancies on the board of NCB.
Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.
Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.
Stockholder-Elected Directorships

Class of			Incumbent	Available
Cooperative	Minimum	Maximum	Seats 2009	Seats 2009
Consumer Services	1	3	2	1
Low Income	1	3	2	1
Other	1	3	1	2
Housing	1	3	1	2
Consumer Goods	1	3	2	1
Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minimum limitations imposed on each class. Stockholders may vote for any four nominees.

Voting Instructions
Voting by Mail:
•	Members casting their vote by mail must use the original Official Election Ballot form, no substitutes will be allowed.

•	Mark your selections by placing an X in the box next to the candidate of your choice.

•	Do not mail to the NCB Office

•	Detach ballot and place in the enclosed return envelope. Mail to Survey & Ballot Systems, PO Box 46430, Eden Prairie, MN 55344. Envelopes must be received no later than April 10, 2009. Please allow sufficient time for delivery.
Voting Online:
•	Go to https://www.directvote.net/ncb/ to access the login page of the official 2009 NCB election.

•	Above and to the left is your ID Number and your E-Signature (election passcode). Use both of these numbers to login.

•	Once registered, follow the online voting instructions.

•	Online voting begins March 2, 2009 and ends at 11:59 AM ET, April 10, 2009.
     If you have any problems voting online, please e-mail support@directvote.net

Low Income
Jane Garcia, MPH
Jane Garcia is the Chief Executive Officer of La Clinicia de La Raza, Inc., and has served in that role since April 1983. As CEO of La Clinicia de La Raza, she oversees long-range fiscal and program planning and manages the day-to-day operations of a $62 million comprehensive health care operation in California. She is a board member of Alta Bates Summit Medical Center and the California Primary Care Association. Jane holds a Bachelor’s degree from Yale University and a Master of Public Health degree from the University of California, Berkeley.

Thank you for the opportunity to apply for consideration to the NCB Board of Directors.
I am currently the Chief Executive Officer of La Clinica de La Raza, a non-profit community based health care center headquartered in Oakland’s Fruitvale district. Born out of the grassroots community clinic movement, La Clinica will soon be 40 years old. I have dedicated 30 years to this great organization and assumed the executive directorship 25 years ago. In the past five years alone, the organization has grown by 80%.
In the past twenty-five years, La Clinica has grown tremendously from operating out of a few buildings along Fruitvale Avenue, to providing services out of 26 different sites located in Alameda, Contra Costa and Solano counties. A major accomplishment was the construction of a 40,000 square foot, 3 story medical building within BART Fruitvale Transit Village. La Clinica received unprecedented five year financial support from the Kresge Foundation where we met and surpassed funding conditions. The budget has grown from several thousand dollars to $62 million, with revenue streams from the various levels of government, patient revenues, foundations and private contributors. Services have expanded from primary medical to full scope care that includes social services, radiology, lab and pharmacy, dental, vision, behavioral health, nutrition education and counseling.
The agency is governed by an 18 member board, the majority of whom must be consumers of services. This body meets once per month, where I provide status reports on budget, vital staffing, and overall operations. Under my leadership, the budget has consistently produced more revenue than expense.
I hope to be able to contribute to NCB’s Board from my experience as CEO of one of the largest non-profit organizations in California, from my participation on various organizational boards, with my educational training, and the accumulation of wisdom from all of the above, seasoned by life experiences.

Housing
Kenneth A. Rivkin
Kenneth A. Rivkin is the Managing Director of CMBS Capital Markets at Credit Suisse. For the past twenty-five years, Kenneth worked in commercial and investment banking at Credit Suisse, Bank of America, and their predecessors. He is a member of a housing cooperative and a current board director of 227 East 57th Street Corporation. Kenneth holds a Bachelor’s degree from Brown University and a Master’s degree from the Sloan School of Management at MIT.

As a board member, I would add an additional perspective on (1) credit, (2) the distribution of real estate risk, (3), sources of new capital and (4) financial services. For the last twenty-five years, I have worked in commercial and investment banking (Credit Suisse and its predecessors & Bank of America and its predecessors), focused primarily on real estate finance. My roles have ranged from origination, structuring, distribution and workouts on a national footprint. My experience includes all types of real estate debt: CMBS, whole loans, participants, syndications, mezz, b-notes, servicing strips, among others. Additionally, I have worked on corporate restructurings, including financial firms such as insurance companies and thrifts.
My experience with cooperatives and condominiums is extensive. In the 1980’s, I managed a portfolio of condominium loans and originated/paced cooperative mortgages. Starting in 1987, I began my relationship with National Cooperative Bank (“NCB”), initially purchasing their loans as principal for resale. In the 1990’s, I worked on NCB’s first public securitization and continued the relationship during the next decade as contributor to larger CMBS securitizations. I am well versed with distribution channels for loan product, hedging and risk management. Moreover, I have lived in several cooperative residences and currently serve on my board.
Based on my more than twenty years of working with NCB and my knowledge of cooperatives coupled with my understanding of financial markets, I believe I can make a positive impact on the organization during the current markets. If selected, I will be committed to working with other board members and management during these challenging times.

Housing
Gary A. Officer
Gary A. Officer is the President and CEO of Rebuilding Together, Inc., the nation’s largest non-profit home remodeling organization serving 1800 communities nationwide. In this role, he serves as the national spokesperson for the organization and serves as the lead business development and staff officer with responsibilities for the organization’s key practice areas. He is a past president of the National Credit Union Foundation (NCUF). Gary holds a Bachelor’s degree from the University of Manchester, England and a Master’s degree from the London School of Economics.

The responsibility of providing effective and engaged governance to a financial institution has assumed greater importance during these uncertain times. The daily reports of our nation’s banking crisis, compounded by even greater uncertainty over the structural foundation of our nation’s economy, requires the full engagement of qualified leaders to ensure the success and stability of our financial institutions. The National Cooperative Bank (NCB) is a truly unique financial institution. While it remains exposed to the negative economic conditions that can undermine the success of even the best managed institutions, the uniqueness of its missions based cooperative principles, couple with the absence of Wall Street earnings pressure, renders NCB a banking institution that stands apart from its peers.
My candidacy for the NCB board is supported by a deep understanding of the cooperative model. My experience within the cooperative community is framed by years of leadership within institutions that embodies the very best of the cooperative spirit. During my tenure as Executive Director at the Metropolitan Boston Housing Partnership (MBHP), we financed the development of over 2,000 units of affordable multi-family housing, including over 100 units of cooperative housing. The “BHP” model truly served as a catalyst for the revitalization the city’s most distressed neighborhoods, and equally importantly, aided the maturity of the city’s community development corporations (CDCs). In addition, during my tenure as the Executive Director at the National Credit Union Foundation, an institution that represents our nation’s 9,000 Credit Unions, I oversaw the growth of the institution’s Community Investment Fund (CIF), from $34 million to $375 million in 3 years, Millions of dollars of grant funding was made available to Credit Unions and related organization throughout the United States. My role within the Credit Union community also included providing development assistance to the Confederation of Caribbean Credit Unions, and the African American Credit Union Coalition, where I established a $10 million CIF designated fund within the National Credit Union Foundation. Finally, my commitment to the cooperative movement was also expressed during my tenure as a member of the board at the Cooperative Development Foundation, an affiliate of the National Cooperative Bank.
My candidacy, in short, is supported by my experience within the cooperative banking community via my leadership at the National Credit Union Foundation; extensive affordable housing finance and asset management experience during my years at the Metropolitan Boston Housing Partnership; and, during my current tenure as President and CEO of Rebuilding Together, Inc, our nation’s largest non-profit home remodeling organization. The common thread binding these important leadership roles is that deep seated commitment of these mission based organizations in extending programs and financial resources to low income communities. My collective experience as a leader and a manager within sizable organizations will prepare me well as a member of the board at the National Cooperative Bank if I am bestowed the opportunity to do so.

Consumer Services
Robynn Shrader
Robynn Shrader is the Chief Executive Officer of National Cooperative Grocers Association. In this role, she oversees a national trade organization/purchasing co-op representing 111 independent businesses in 32 states with over $1 billion in annual sales volume. A member of the New Pioneer Cooperative Board of Directors, she holds a Bachelor’s degree from San Diego State University.

I began working with cooperatives in a professional capacity fifteen years ago, in the development of trade relationships with coffee growing cooperatives in South and Central America. My career then led me into manufacturing, distribution and retail cooperative sector specific to the natural foods industry. In my position with the National Cooperative Grocers Association, I am involved daily with the challenges and opportunities facing retail food co-ops of varying sizes across the country.
My experience, relevant to my contribution to NCB, includes representing NCGA and its members, many of which do business with NCB as well as working directly with a variety of organizations, including National Organic Coalition, Cooperative Development Services, the National Cooperative Business Association that serve the natural, organic and cooperative communities. I believe I can contribute to a strong understanding of the challenges facing small to medium sized businesses, start-ups (including my own organization), the tensions between local and national perspectives and the appropriate balance of process and action within democratically owned enterprises.
I am interested in serving on the NCB Board of Directors from a desire to provide strong linkage to the many dozens of food co-ops that engage with NCB. Food co-ops are an important voice in today’s economic and social climate; embracing issues such as food safety and security, agricultural and environmental preservation, sustainability, economic democracy within communities and the world at large, health promotion and social justice. NCB’s unique mission to provide capital and support to the cooperatives my association represents is a critical component to their future success.

Other
Judy Ziewacz
Judy Ziewacz is the Executive Director of the Office of Energy Independence of the State of Wisconsin. In this role, she helps the state expand in new markets of green energy, clean technology and new products. She is the Executive Director of the Cooperative Development Foundation and was a member of the Board of Group Health Cooperative in Madison, WI. Judy holds a Bachelor’s degree from the University of Wisconsin.

I would contribute 35 years of knowledge about cooperatives that I have gained from service as a Chief of Staff to a U.S. Congressman who worked with rural cooperatives; staff member of cooperative trade associations at the state and national level; Member of the Board of Group Health Cooperative in Madison, WI; and, in my current responsibilities in bringing renewable energy to the market. I bring knowledge of the breadth of the existing cooperative sector and opportunities emerging in clean technology and green energy.
The specific knowledge and experience I would contribute include:
•	Experience with the legislative, policy and regulatory processes at state and federal levels;

•	Multiple interactions with the Farm Credit System including restructuring, legal responsibilities of a government-sponsored entity; access to Treasury and Congressional and FCA expectations of the system’s mission;

•	Working familiarity with the health care, housing, agriculture, credit unions, food, mutual insurance, worker-owned, purchasing and utility cooperatives;

•	Cooperative development opportunities in all regions of the country and different sectors; knowledge of the financing and equity challenges for cooperative businesses; and, appreciation of the phases from start-up to operational for new cooperatives;

•	Emerging trends in clean energy and technology such as new fuel sources, aggregation opportunities for existing cooperatives, trends in job creation and overall barriers as the nation seeks to reduce its dependence on fossil fuels.
It would be an honor to serve as a Board Member of the National Cooperative Bank, a institution which I have interacted with one way or another since it was created in 1978.

Other
Gail Urbas Ment
Gail Urbas Ment is the President of Emtec Metal Products, an ESOP manufacturer of custom architectural metal products for residential and commercial products. She is a member of the Hungry Hollow Food Coop and is the President of the Board of 126 Street Condominium Association. Gail holds a Bachelor’s degree from the University of Wisconsin.

Breathtaking change has swept across both the banking industry and our political environment. The abuses of trust and single minded focus on short term profit maximization, regardless of risk has devastated not only the financial services industry, but the communities of business they were supposed to serve.
Directors with sound long term vision, personal integrity and commitment to the fundamental ideals and mission of the organization are more important than ever.
I formed my relationship with NCB in the early part of this decade when my former bank exited middle market lending to focus on mortgage collateralization. I saw clearly that their fundamental strategy was wrong and unsustainable. This could have been where quality directors with vision could have averted a disaster.
I will use my two decades of experience as a middle market entrepreneur, to support our bank as it helps employee and cooperatively owned companies, to represent the interests of our employee owned companies, and seek to expand the scope of employee ownership. I will promote the ideals of cooperative relations within and between companies to help our members function in an economic environment that has caused so much harm.
Cooperative relationships and working with organization wide common interests can make a profound change in our economy from the bottom up.
As our economy begins to recover from the calamity wrought on it by three decades of unregulated self interest run amok, new ways of structuring and growing businesses will emerge. This new era of corporate responsibility will create tremendous opportunity for those who understand how to work with it.